ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM	Exhibit (i)

January 26, 2021

JOHCM Funds Trust

53 State Street, 13th Floor

Boston, Massachusetts 02109

Re:

JOHCM Emerging Markets Opportunities Fund, JOHCM Global Select Fund, JOHCM International Select Fund, JOHCM International Small Cap Equity Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM International Opportunities Fund, JOHCM Global Income Builder Fund, and JOHCM Credit Income Fund

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-1A (the “Registration Statement”) filed under the Securities Act of 1933, as amended, by JOHCM Funds Trust (the “Trust”) for the registration of an indefinite number of its shares of beneficial interest (the “Shares”).

We have acted as counsel for the Trust since its organization. We are familiar with the action taken by its Trustees to authorize this issuance of the Shares. We have examined its records of Trustee actions, its Amended and Restated Bylaws, and its Amended and Restated Agreement and Declaration of Trust on file at the office of the Secretary of The Commonwealth of Massachusetts. We have examined copies of the Registration Statement, in the form filed with the Securities and Exchange Commission, and such other documents as we deem necessary for the purpose of this opinion. This opinion is given with respect to Massachusetts law, which governs the organization of, and issuance of shares by, the Trust.

We assume that upon sale of the Shares the Trust will receive the net asset value thereof.

We are of the opinion, with respect to JOHCM Emerging Markets Opportunities Fund, JOHCM Global Select Fund, JOHCM International Select Fund, JOHCM International Small Cap Equity Fund, JOHCM Emerging Markets Small Mid Cap Equity Fund, JOHCM International Opportunities Fund, JOHCM Global Income Builder Fund, and JOHCM Credit Income Fund (each, a “Fund,” and together, the “Funds”), that the Trust is authorized to issue an unlimited number of Shares of each Fund; and that when the Shares are issued and sold in accordance with the Registration Statement, they will be validly issued, fully paid and, except as described in the following paragraph, nonassessable by the Trust.

JOHCM Funds Trust	January 26, 2021

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Amended and Restated Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking executed on behalf of the Trust by any Trustee, officer, employee or agent of the Trust. The Amended and Restated Agreement and Declaration of Trust provides for indemnification out of the property of a portfolio series of the Trust for all loss and expense of any shareholder of the portfolio series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP